03002275

30
3/6/03

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VF 3-4-03

8-28721
8-28721

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: First Union Securities Financial Network Inc.
NN. Wachovia Securities Financial Network, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 E. Byrd Street
(No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg Glaser
(Area Code – Telephone No.)
804-782-4162

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG, LLP

2800 Two First Union Center, Charlotte, NC 28282-8290
(ADDRESS) Number and Street, City, State, Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH, D.C. SECTION

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gregg Glaser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wachovia Securities Financial Network, Inc. **as of** December 31, 2002, **are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.**

Name Gregg Glaser
Title Chief Financial Officer

Notary Public
My Comm. Exps. 11/30, 2004

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

401 South Tryon Street
Suite 2300
Charlotte, NC 28202-1911

Independent Auditors' Report

The Board of Directors
Wachovia Securities Financial Network, Inc.:

We have audited the accompanying statement of financial condition of Wachovia Securities Financial Network, Inc. (the Company), a subsidiary of Wachovia Corporation, as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wachovia Securities Financial Network, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 26, 2003

WACHOVIA SECURITIES FINANCIAL NETWORK, INC.

(A Subsidiary of Wachovia Corporation)

Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	29,714,181
Commissions and other receivables from broker dealers and clearing organizations		5,054,337
Loans to brokers		14,112,511
Deferred tax asset, net		6,513,622
Pledged securities owned, at estimated fair value		14,323
Property and equipment, net		139,268
Insurance claim receivable		3,000,000
Other assets		1,951,908
Total assets	$	60,500,150
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	4,276,375
Securities sold, not yet purchased, at estimated fair value		91,154
Accrued expenses		20,336,885
Due to Parent, net		9,462,487
Subordinated borrowings		3,107,778
Other liabilities		119,651
Total liabilities		37,394,330
Stockholder's equity:		
Common stock, $.001 par value -- 25,000,000 shares authorized 9,500,000 shares issued and outstanding		9,500
Additional paid-in capital		29,487,125
Accumulated deficit		-6,390,805
Total stockholder's equity		23,105,820
Total liabilities and stockholder's equity	$	60,500,150

See accompanying notes to statement of financial condition.

WACHOVIA SECURITIES FINANCIAL NETWORK, INC.

(A Subsidiary of Wachovia Corporation)

Notes to Statement of Financial Condition

December 31, 2002

(1) Summary of Significant Accounting Policies

(a) *Organization*

Wachovia Securities Financial Network, Inc. (the Company), formerly First Union Securities Financial, Inc., is a subsidiary of Wachovia Corporation (the Parent).

The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). All securities transactions are cleared through an affiliated broker-dealer, First Clearing Corporation (FCC), on a fully-disclosed basis.

On June 15, 2002, the Company was merged with CapTrust Financial Advisors, LLC, an affiliated retail broker-dealer, which was also a subsidiary of the Parent. Also included in the merger were IJL Financial, Inc. and IJL Holdings, Inc. This merger was accounted for as a combination of entities under common control.

(b) *Use of Estimates*

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) *Securities Owned and Securities Sold, Not Yet Purchased*

Securities owned and securities sold, not yet purchased are carried at market value. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of these securities may exceed the amount recorded in the statement of financial condition.

(d) *Property and Equipment*

Property and equipment are recorded at cost net of accumulated depreciation.

(e) *Income Taxes*

The operating results of the Company are included in the consolidated federal income tax return of the Parent. Current federal income tax expense is determined on a separate-return basis, calculated at statutory rates and paid to the Parent. The Company also files separate company state income tax returns and is included as part of certain state combined, consolidated, and unitary tax returns along with other subsidiaries of the Parent. Deferred income taxes are also computed on a separate-entity basis.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Financial Instruments

The Company's financial instruments are carried at market value, fair value, or at amounts which approximate fair value because of their short-term nature.

(2) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2002, securities owned, which are included in other assets, and securities sold, not yet purchased consist of trading and investment securities at market value, as follows:

		Securities Owned		Securities Sold, Not Yet Purchased
Pledged securities owned:				
U.S. Government and agency obligations	$	1,915	$	64
State and municipal government obligations				91,090
Corporate Obligations		222		-
Equities		12,186		-
Total :	$	14,323	$	91,154

(3) Property and Equipment

Property and equipment consisted of the following at December 31, 2002:

Equipment	$	806,318
Other		3,433
		809,751
Less: accumulated depreciation and amortization		670,483
	$	139,268

(Continued)

(4) Income Taxes

The sources and tax effects of temporary differences that give rise to significant portions of deferred income tax assets (liabilities) at December 31, 2002, are as follows:

Deferred income tax assets (liabilities):	
Accrued expenses, deductible when paid	$ 5,899,009
Deferred compensation	938,080
Other	64,829
Deferred income tax assets	6,901,918
Deferred income tax liability - prepaid pension	(388,296)
Net deferred income tax asset	$ 6,513,622

The realization of the net deferred income tax asset may be based on utilization of carrybacks to prior taxable periods, the anticipation of future taxable income in certain periods and the utilization of tax planning strategies. Management has determined that it is more likely than not that the net deferred income tax asset can be supported by carrybacks to federal taxable income in the two-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred income tax assets resulting from the scheduling of temporary differences.

The Internal Revenue Service (IRS) is currently examining the Parent's federal income tax returns for the years 1997 through 1999. In addition, in November 2001, the IRS issued reports related to the examination of the Parent's 1994 to 1996 federal income tax returns. Although the amount of any ultimate liability with respect to such examinations cannot be determined, the Company believes that any such liability will not have a material impact on the Company's financial position or results of operations.

(5) Retirement Benefit Plans

Substantially all employees with one year of service are eligible for participation in the noncontributory defined benefit pension plan and the Wachovia Corporation Savings Plan of the Parent. In addition, the Parent provides postretirement benefits, principally healthcare, to employees and their beneficiaries and dependents. The Parent allocates expense to the Company for the defined benefit pension plan, matching savings plan and postretirement benefits based on employee compensation of the Company and the total cost incurred with respect to the plans on consolidated basis. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in the Parent's retirement and postretirement plan calculations and is therefore not available.

The Parent matches 100% of employee matching savings plan contributions up to 6% of eligible compensation, as defined.

(Continued)

(6) Transactions with Affiliated Parties

The following items present the Company's significant transactions with affiliated parties. The transactions with the Parent and affiliates described below and the effects thereof on the accompanying statement of financial condition may not be indicative of the effect that might have resulted from dealing with nonaffiliated parties. These transactions are executed under terms which management believes approximates the fair value of such services.

(a) Services Provided by Affiliates to the Company

The Parent provides the Company with certain centralized administrative services, staff support, and systems support. Due to Parent, net includes net non-interest bearing receivables of $165,448, and income taxes receivable of $4,644,000 at December 31, 2002.

(b) Line of Credit Agreement

The Company has entered into a variable rate revolving unsecured line of credit (the Agreement) with the Parent. Under the terms of the Agreement, the Company may, from time to time, borrow funds from the Parent for general operating purposes provided that aggregate borrowings under the Agreement do not exceed $5,000,000 at any one time. The line was increased to $15,000,000 on January 1, 2003. The principal amount of the Agreement is due on demand. The interest rate on borrowings under this line of credit is based on the prior month's average federal funds rate. At December 31, 2002, the Company had a $14,271,935 balance outstanding, which is included in Due to Parent in the accompanying statement of financial condition. The Parent has approved the overdraft as of December 31, 2002 and continuously evaluates the borrowing needs of subsidiaries to determine whether lines of credit increases are necessary.

(c) Clearing Services

The Company has entered into a fully disclosed clearing agreement with FCC, an affiliate, to clear its retail securities transactions. The agreement provides for the Company to pay FCC on a cost plus reimbursement arrangement. At December 31, 2002, commissions and other receivables from broker dealers and clearing organizations includes $4,728,560 due from FCC in connection with the fully disclosed clearing arrangement.

(7) Subordinated Borrowings

The borrowing under subordination agreements at December 31, 2002 are with the Parent and are as follows:

Subordinated loan agreement, 6.59%, due December 29, 2005	$	2,725,000
Accrued interest on subordinated borrowings		382,778
	$	3,107,778

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Management believes the fair value of subordinated notes at December 31, 2002 approximates carrying value.

(8) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to compute its net capital requirements in accordance with the aggregate indebtedness method permitted by the rule. Under this method, the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. On January 27, 2003, the Company received the results of an arbitration against it for $17,558,411, which under generally accepted accounting principles was accrued as of December 31, 2002, and caused the Company's net capital, as defined, of $(915,432), to be $3,195,123 under its required minimum net capital of $2,279,693. The Company's ratio of aggregate indebtedness to net capital was (37.35) to 1.

On January 27, 2003, the Company notified the SEC and the NASD and on January 27, 2003 the Company's stockholder contributed $4,402,984 of additional capital to comply with the net capital rules. Prior to receiving the judgment against it, the Company had filed FOCUS Form X-17A-5 and reported net capital as of December 31, 2002 of $11,056,984, which was $9,567,401 in excess of its required minimum net capital of $1,489,583. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 prior to receiving the judgment was 2.02 to 1.

The Company claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(9) Off-Balance-Sheet Risk, Commitments and Contingent Liabilities

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company introduces certain of its customer transactions to an affiliated clearing broker, FCC with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify FCC for losses that FCC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. At December 31, 2002, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

On January 27, 2003, the Company received an unfavorable arbitration decision of $17,558,411, which is reflected in accrued expenses on the statement of financial condition at December 31, 2002. The Company has not yet determined if it will appeal this decision. A portion of the loss is covered by the Company's insurance policy, for which the Company has recorded a receivable of $3,000,000, which is included in insurance claim receivable on the statement of financial condition at December 31, 2002.

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position or results of operations.

(10) Subsequent Event

On February 19, 2003, the Parent announced that the Parent and Prudential Financial, Inc. (Prudential) will combine their retail securities brokerage and clearing operations to form a new firm, which will be headquartered in Richmond, Virginia. The Parent and Prudential will own 62% and 38%, respectively, of the new firm, which will be a holding company for the retail brokerage and clearing businesses that will be contributed by the Parent and Prudential. Accordingly, in connection with this transaction it is contemplated that the Company will become a subsidiary of this new firm. This combination is expected to close in the third calendar quarter of 2003.